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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the

             Public Utility Holding Company Act of 1935, as amended



                   For the fiscal year ended December 31, 1999

       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                             Texas Utilities Company
                                  Energy Plaza
                                1601 Bryan Street
                               Dallas, Texas 75201



        This Commission is requested to mail copies of all communications relating to this Annual Report to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                          1601 Bryan Street, 30th Floor
                               Dallas, Texas 75201

                                 April 30, 2000







ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 1

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         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission ("Commission") this Annual Report Concerning Foreign Utility Companies pursuant to Section 33(e) of the Act and Rule 57(b) of the implementing regulations thereunder 17 C.F.R.Section 250.57(b)(1996). The Company is an associate company of each of (1) Eastern Energy Limited, (2) TXU Europe Limited, (3) Compania Mexicana de Gas S.A. de C.V.; (4) Comercializadora Metrogas S.A. de C.V.; (5) Westar Pty. Ltd.; (6) Kinetik Energy Pty. Ltd.; (7) Nynashamn Energi AB; and (8) Teollisuuden Sahkonmyynti Oy, each a foreign utility company under the Act.

         ITEM 1.

         A. NAME, LOCATION AND BUSINESS ADDRESS OF EACH FOREIGN UTILITY COMPANY ("FUCO").

         1.       Eastern Energy Limited
                  Level 17
                  452 Flinders Street
                  Melbourne, Victoria
                  Australia

         2.       TXU Europe Limited
                  The Adelphi
                  1-11 John Adam Street
                  London
                  England

         3.       Compania Mexicana de Gas S.A. de C.V.
                  Calle San Nicolas de las Garza Nte.
                  2901 Colonia Cementos C.P. 64520
                  Monterrey N.L.
                  Mexico

         4.       Comercializadora MetroGas, S.A. de C.V.
                  Jaime Balmes 8-703
                  Col. Los Morales Polanco
                  11510 Mexico, D.F.
                  Mexico

         5.       Westar Pty. Ltd.
                  Level 17
                  452 Flinders Street
                  Melbourne Victoria
                  Australia



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 2

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         6.       Kinetik Energy Pty. Ltd.
                  Level 17
                  452 Flinders Street
                  Melbourne Victoria
                  Australia

         7.       Nynashamn Energi AB
                  Box 18 148 21
                  OSMO, Sweden
                  Helsinki, Finland

         8.       Teollisuuden Sahkonmyynti Oy
                  Mikonkatu 15 A, 3. krs, 00100
                  Helsinki, Finland

         B. DESCRIPTION OF THE FACILITIES UTILIZED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         1. Eastern Energy Limited ("Eastern Energy") is engaged in the distribution and retailing of electric energy for sale in the State of Victoria, Australia. For this purpose, Eastern Energy has been issued a distribution license and retail licenses under the Electricity Industry Act 1993 (Vic.). Eastern Energy's distribution network primarily consists of (i) subtransmission 66kV closed loops supplied from the main grid terminal station busses, (ii) 39 zone substations, where voltage is transformed from 66 kV to supply 22 kV, and
(iii) 46,000 distribution substations or transformers, where voltage is transformed to 415/240 V. Eastern Energy has eight connections with GPU PowerNet. The majority of the network is constructed as an overhead system. Eastern Energy has approximately 2,000 km of 66kV overhead lines, 26,000 km of 22kV, 12.7 kV, 11 kV and 6.6 kV overhead and underground distribution feeders, 9,000 km of overhead and underground low voltage lines, and 319,000 poles in service. Eastern Energy has approximately 654,000 meters in service for the metering of electricity usage, of which approximately 21,000 are electronic and 633,000 are electro-mechanical. Eastern Energy also owns a number of properties that are used for depots, offices, zone substations and substations. Poles and pole structures constitute about 35% of asset values, and substations constitute about 24% of asset values. About 95% of Eastern Energy's lines and cables are overhead, and 70% of the poles are made of wood. The system mainly employs steel crossarms and porcelain insulators. Eastern Energy has rights under Section 47 of the Electricity Industry Act of 1993 to enter upon public or private land and construct or maintain works and take other action subject to any conditions in its license or any code issued by the office of the Regulator-General in Victoria. Eastern Energy holds a range of property interests, including freehold and leasehold interests, licenses, easements, and memoranda of understanding to grant an easement and permit access to property if required.

         2. TXU Europe Limited (formerly TXU Eastern Holdings Limited which, through its subsidiary TXU Acquisitions Limited acquired The Energy Group Ltd.) ("TXU Europe") is a private limited company incorporated in England and Wales. TXU Europe, through its subsidiary TXU Europe Group plc ("TXU Europe Group") and its subsidiaries, owns and operates or has an interest in facilities for the generation and distribution of electricity in the United Kingdom. TXU Europe owns, operates or has interests in eight generating stations with about 5,900MW of coal-



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 3

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fired capacity and about 800MW of combined-cycle gas capacity, making it the fourth largest generator of electricity in the United Kingdom. The coal-fired generating stations are West Burton, Rugeley B, Drakelow C, Ironbridge, and High Marnham, with respective capacities of 2,012MW, 1,046MW, 976MW, 970MW, and 945MW. The combined-cycle gas stations, known as Peterborough and King's Lynn, have registered capacities of 405MW and 380MW respectively, with respective installed capacities of 360MW and 340MW. TXU Europe holds approximately 13.5% interest in the Barking combined-cycle gas station, which has a generating capacity of 1,000MW. TXU Europe also has a controlling interest in Nedalo (UK) Limited, the largest supplier of small (up to one MW) combined heat and power
(CHP) plants in the UK. As a consequence of the acquisition on 1 March 2000 of Nedalo BV, a leading manufacturer of small CHP plants, TXU Europe acquired the remaining shares in Nedalo (UK) Limited it did not already own. It has also acquired two additional CHP plants with a combined installed capacity of 46MW.

                  TXU Europe Group has an interest of approximately 84% in Teplarny Brno, a district heating and generation company based in Brno, the second largest city in the Czech Republic. Teplarny Brno owns oil and gas-fired plants that are capable of generating approximately 1,000MW of energy in the form of steam and water. Teplarny Brno also owns a 169km pipeline network for distribution of heat to customers, and an additional electricity generation capacity of 97MW. A combined-cycle gas turbine plant is currently undergoing final commissioning and will provide approximately 86MW of additional heat capacity and 95MW of additional electricity generating capacity.

                  TXU Europe's subsidiary, Eastern Electricity plc, is the largest supplier and distributor of electricity in England and Wales, with over three million customers in an authorized area covering about 20,300 square kilometers. Eastern Electricity distributes electricity through a network of approximately 88,000 kilometers of lines and cable that operate predominantly at or below 132kV. Approximately 35,200 kilometers of that network consists of overhead lines, while 54,600 kilometers are underground cable facilities. Numerous transformers and switch gear are also part of the network.

                  TXU Europe also announced in November 1998 a gas retailing joint venture in Holland with Energie Noord West and an electricity trading and retail joint venture with Lund Energi in Sweden.

                  TXU Europe also directly owns approximately 16% in Severomorauska Energetika a.s., a Czech electricity distribution company.

                  TXU Europe owns 49% of Zamosc Energy Company, a joint venture with the Polish regional distribution company Zamejska Korporacja Energetczna SA, which was established to develop power plants in South West Poland.

                  TXU Europe's subsidiary, Eastern Natural Gas Limited, and its subsidiaries is one of the largest suppliers of natural gas in the UK. At 31 December 1998, it was supplying approximately 805,000 customers in the UK, ranging from residential households to large industrial companies.



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 4
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                  TXU Europe also has equity interests in four natural gas
producing fields in the North Sea.

         3. Compania Mexicana de Gas S.A. de C.V. ("CMG") owns a natural gas distribution system in Monterrey, Mexico and sells natural gas to 250 industrial customers located throughout the Monterrey area. The company has developed a residential and commercial natural gas distribution network in several areas of Monterrey. By year end 1999, CMG served approximately 26,000 residential customers through a natural gas pipeline network. The system includes 310 miles of plastic pipe and 148 miles of steel pipe. The 2000 expansion plan includes growth of 8% for the plastic network. Total volume handled is around 65 mmcf.

         4. Comercializadora Metrogas, S.A. de C.V. ("Comercializadora") is incorporated in Mexico. Comercializadora owns and operates a natural gas distribution system in the Mexico City, Federal District. Comercializadora owns facilities for the distribution of natural gas in the Federal District Zone, and has an exclusive permit from the Comision Reguladora de Energia de Mexico to distribute natural gas to consumers in the relevant area. The Federal District Zone is comprised of the core of Mexico City, including the central business district. The Federal District Zone covers 589 square miles, and contains 9 million inhabitants comprising 1.9 million households. The System currently serves approximately 98,000 customers with approximately 17Bcf of natural gas per year. The System consists of approximately 528 miles of pipeline, comprised of steel, polyethylene, copper and PVC pipeline. The D.F. System also includes associated meter stations, delivery meters, regulator stations, odorizers, rectifiers and valves. Comercializadora, through a trust agreement, also has exclusive rights to two high-pressure transmission pipelines receiving gas at the city-gate, one a 24-inch and the other a 14-inch pipeline.

         5. Westar Pty. Ltd. ("Westar") is a proprietary company incorporated in Australia, the assets and business of which were acquired by TXU Australia Pty. Ltd. from the State Government of Victoria in February 1999. Westar is the holder of a gas distribution license, which provides a right to distribute gas within a defined geographical area. Westar's gas distribution network includes approximately 4,800 miles of pipelines over approximately 800 square miles in the western and northwestern Melbourne metropolitan area, together with 19 rural localities in central and western Victoria. As of December 31, 1999, Westar served approximately 400,000 customer connection points.

         Westar's initial distribution territory covers part of both Kinetik Energy and Ikon Energy's retail non-contestable agency areas. (Ikon Energy is a gas retailer in Victoria unrelated to Westar). Since Westar's formation, gas distribution system reliability and supply for consumers have been in excess of industry standards. Minor supply interruptions occur from time to time due to water ingress into low-pressure pipelines or damage by third parties to a part of the distribution system.

         Westar has easements and licenses which provide it with the legal right to access land for installation, operation and maintenance of its distribution pipelines, city gates and also for access routes to various Westar assets.

         6. Kinetik Energy Pty. Ltd. ("Kinetik Energy") is a proprietary company incorporated in Australia, the assets and business of which were acquired by TXU Australia Pty. Ltd. from the



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 5
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State Government of Victoria in February 1999. Kinetik Energy has a retail license which gives it the exclusive right to supply gas to approximately 400,000 non-contestable customers in its geographic agency area, as agent for GASCOR (a government owned statutory corporation), until such time as those customers become contestable. Its license also gives it the right to supply gas to any customer in Victoria after contestability.

         Kinetik Energy, as agent for GASCOR, serves a base of approximately 400,000 customers. Large industrial or commercial customers have individual sales contracts. The portfolio of business customers currently served by Kinetik Energy includes food manufacturing, chemicals, paper, health, hospitality and recreation. Approximately 52% of Kinetik Energy's agency customers are connected to Westar's distribution network, with the balance connected to the distribution system of another gas distributor.

         7. Nynashamn Energi AB ("Nynashamn") is a corporation incorporated in Sweden. Nynashamn was acquired in December 1999 by Elbolageti Norden AB, a company of which TXU Europe Group owns 50%. The business of Nynashamn includes electricity retail and distribution activity for approximately 14,000 customers.

         8. TXU Nordic Energy Oy, (formerly Teollisuuden Sahkonmyynti Oy ("TNE") is a corporation incorporated in Finland that owns 14.7% of the total outstanding shares in Pohjolan Voima Oy ("PVO"), a company incorporated in Finland, the business address of which is Mikonkatu 15 A, 00100, Helsinki, Finland. PVO owns 25% of the outstanding securities in Fingrid Oyj ("Fingrid"), the national transmission grid company in Finland, the business address of which is Arkadiankatu, 23 B, 00100 Helsinki, Finland. PVO also owns all or a portion of the following companies incorporated in Finland that own electric generators:
PVO Vesivoima Oy, PVO-Lampovoima Oy, Mussalon Voima Oy, PVO-Huippuvoima Oy, Veitsiluodon Voima Oy, Kemijarven Voima Oy, Oulun Voima Oy, Teollisuuden Voima Oy, Vaskiluodon Voima Oy, Nokian Lampovoima Oy, Lansi-Suomen Voima Oy, and Tornionlaakson Voima Oy.

         Additionally, PVO, through its subsidiary Oy Alholmens Kraft Ab has announced construction of a new electric generator at Pietarsaari in Finland. The generator is expected to have capacity of 265 MW and is expected to be completed at the end of 2001. The other shareholders of Oy Alholmens Kraft Ab, other than PVO, are UPM-Kymmene Oyj, Perhonjoki Oy, Pohjolan Voima Oy, Revon Sahko Oy, Graningeverkens Ab, and Skelleftea Kraft Ab.



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 6
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         C. IDENTIFICATION AND DESCRIPTION OF EACH SYSTEM COMPANY THAT HOLDS AN
INTEREST IN THE FUCO(S).

         1. Eastern Energy. Eastern Energy is a wholly-owned subsidiary of TXU Australia Pty Ltd ("TXUA"). TXUA is a wholly-owned subsidiary of TXU Australia Holdings Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings L.P. ("TXUAH"). TXUAH is held 49.75% by TXU Australia (LP) No. 1 Limited ("TXUA No. 1"), 49.75% by TXU Australia (LP) No. 2 Limited ("TXUA No. 2"), and .05% by TXU Australia Holdings (AGP) Pty. Ltd. ("AGP"). TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         2. TXU Europe. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         3. CMG. Enserch de Monterrey S.A. de C.V. ("Monterrey") owns 60% of the shares of CMG. Monterrey is a wholly-owned subsidiary of Enserch de Mexico S.A. de C.V. which is a wholly-owned subsidiary of National Pipeline Company which is a wholly-owned subsidiary of TXU Energy Industries Company, which is a wholly-owned subsidiary of the Company.

         4. Comercializadora. Comercializadora is a wholly-owned subsidiary of Servicio de Energia de Mexico, S.A. de C.V. ("SEMSA"). Lone Star Gas International, Inc. ("LSGII"), a Texas company, owns 70% of the shares of SEMSA. LSGII is a wholly-owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         5. Westar. Westar is a wholly-owned subsidiary of TXU (No. 9) Pty. Ltd. which is a wholly-owned subsidiary of TXU (No. 8) Pty. Ltd. which is a wholly-owned subsidiary of TXU Australia Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings Pty. Ltd, which is a wholly-owned subsidiary of TXUAH. TXUAH is held 49.75% by TXUA No. 1, 49.75% by TXUA No. 2, and 0.5% by AGP. TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         6. Kinetik Energy. Kinetik Energy is a wholly-owned subsidiary of TXU (No. 9) Pty. Ltd. which is a wholly-owned



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 7
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subsidiary of TXU (No. 8) Pty. Ltd. which is a wholly-owned subsidiary of TXU
Australia Pty. Ltd., which is a wholly-owned subsidiary of TXU Australia Holdings Pty. Ltd, which is a wholly-owned subsidiary of TXUAH. TXUAH is held 49.75% by TXUA No. 1, 49.75% by TXUA No. 2, and 0.5% by AGP. TXUA No. 1, TXUA No. 2 and AGP are all wholly-owned subsidiaries of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         7. Nynashamn. Nynashamn is a wholly-owned subsidiary of Elbolageti Norden AB, of which 50% is owned by TXU Europe Group. TXU Europe Group is a wholly-owned subsidiary of TXU Acquisitions Ltd, which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         8. TNE. TNE is 81 % owned by TXU Europe Group. TXU Europe Group is a wholly-owned subsidiary of TXU Acquisitions Ltd, which is a wholly-owned subsidiary of TXU Finance No. 2 Ltd. TXU Finance No. 2 Ltd. is owned 90% by TXU Europe Ltd and 10% by TXU Finance (No. 2) Holdings Company. TXU Finance (No. 2) Holdings Company is a wholly-owned subsidiary of the Company. TXU Europe is a wholly-owned subsidiary of TXU International Holdings Limited. TXU United Kingdom Holdings Company owns 85% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance (No. 1) Holdings Company, a Delaware corporation, owns 15% of the outstanding voting stock of TXU International Holdings Limited. TXU Finance No. 1 Holdings Company is a wholly owned subsidiary of TXU United Kingdom Holdings Company which is a wholly-owned subsidiary of the Company.

         ITEM 2. IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

         1. Eastern Energy. The following information describes Eastern Energy's financial obligations as of December 31, 1999. On October 31, 1996, Eastern Energy entered into a term credit facility and a working capital facility with a syndicate of banks arranged by Westpac Banking Corporation. The term credit facility is a five-year, A$1,200,000,000 (US$769,000,000) revolving credit facility and includes a A$375,000,000 (US$240,000,000) bridging component. The working capital facility provides for borrowings totaling A$100,000,000 (US$60,000,000) from participant banks. The facilities are not secured by the charge over the property, assets and



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 8
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rights of Eastern Energy. Neither AGP, TXU Australia Holdings, L.P., TXUA nor
the Company has granted any security over their assets in connection with the facilities.

         In December, 1996, Eastern Energy issued US$250,000,000 of 6.75% Senior Notes due December 1, 2006 and US$100,000,000 of 7.25% Senior Notes due December 1, 2016. The proceeds of the notes were used to repay the bridging facility. The notes are direct, senior unsecured obligations of Eastern Energy and are non-recourse to the Company.

         On December 11, 1996, Eastern Energy agreed to make available to TXUA a loan facility of up to A$10,000,000 (US$6,400,000) (the "Loan Facility"). TXUA is to pay interest at a commercial rate on the principal amount of each drawing under the Loan Facility, as more particularly specified in each letter request. Neither the Company nor any other subsidiary of the Company has granted any security over its assets in connection with the Loan Facility.

         On April 18, 1997, Eastern Energy entered into a Dealer Agreement with four banks arranged by National Australia Bank, establishing an uncommitted facility whereby Eastern Energy may issue commercial paper in aggregate amounts of up to A$200,000,000 (US$128,000,000). Liquidity support for this facility, in an amount of A$200,000,000 (US$128,000,000), is provided under an agreement dated May 5, 1997, between Eastern Energy, National Australia Bank Ltd. and Australia & New Zealand Banking Group Ltd. This Liquidity Support Agreement has a term of 364 days but is renewable. Neither the commercial paper or the liquidity facility is secured by the charge over the property, assets and rights of Eastern Energy. Neither the Company nor any subsidiary of the Company, has granted any security over their assets in connection with the commercial paper or the liquidity facility.

         On April 30, 1999, TXUAH entered into a syndicated loan facility for the amount of A$200,000,000 (U.S.$128,000,000) under which the lenders are Chase Manhattan Bank and the Commonwealth Bank of Australia. The funds under this syndicated loan facility were lent to Eastern Energy through a series of intercompany agreements and the recourse of banks is effectively limited to seeking recovery of its debt from Eastern Energy. The loan facility matures on June 30, 2000 and there is no direct recourse to the Company.

         2. TXU Europe. None.

         3. CMG. The following information describes CMG's financial obligations as of December 31, 1999. On October 28, 1997, CMG entered into a loan with BANORTE, a Mexican bank, for Pesos$20,000,000 (US$2,020,000). The term is eight years with a two-year grace period. In April 1998, CMG entered into another loan with BANORTE for Pesos $52,000,000 (US$5,250,000), terms being for nine years with a three-year grace period. The assets and permit of CMG are the pledge for the credit.

         4. Comercializadora. The following information describes Comercializadora's financial obligations as of December 31, 1999. On August 20, 1998, LSGII entered into an $85,000,000 credit facility with Chase Bank to fund its required capital investments into SEMSA. The outstanding balance on the facility is $57,000,000 and the facility is currently renewing on a monthly basis in contemplation of permanent financing. LSGII also entered into an arrangement with Chase Bank for a $25,000,000 Letter of Credit to be issued to the Comision Reguladora de Energia de Mexico to guaranty Comercializadora's performance under its operating permit. The



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 9
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Letter of Credit has a five-year maturity and may be reduced annually beginning in 2000 based on the number of customers connected by Comercializadora. Both facilities are guaranteed by LSGII's parent, TXU United Kingdom Holdings, Inc., but are non-recourse to the Company.

         5. Westar. The following information describes Westar and Kinetik Energy's financial obligations as of December 31, 1999. On February 24 1999, TXUAH entered into a $1.1 billion syndicated facilities agreement from a banking syndicate which initially included Deutsche Bank, Bank of America, National Australia Bank and Toronto Dominion Bank which included a non-revolving cash advance facility and a revolving cash advance facility. The funds were used through a series of intercompany agreements to pay the purchase price for the gas distribution business of Westar and the gas retail business of Kinetik Energy. No direct security interest was granted over the assets of Westar or Kinetik Energy although the senior lenders of the bank syndicate were granted security interest in the intercompany loan agreements. There were no security interests granted which allow the senior lenders to have recourse to the Company.

         The balance of the purchase price for the gas distribution business of Westar and the gas retail business of Kinetik Energy was provided by means of a subordinated loan (under which the lenders are Citibank NA, BA Australia Limited and Westpac Banking Corporation) and from funds provided by Eastern Energy. TXUAH and Eastern Energy entered into a subordinated facility agreement dated February 24, 1999 with the banks and the facility matures on June 30, 2000. This facility is guaranteed by the Company.

         6. Kinetik Energy. Kinetik Energy's financial obligations as of December 31, 1999 are the same as the financial arrangements of Westar.

         7. Nynashamn. None.

         8. TNE. None.

         ITEM 3. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

         1. Eastern Energy. Eastern Energy and its affiliate TXU Networks Pty. Ltd. (formerly known as Eastern Facilities Management) are parties to an asset management agreement whereby TXU Networks constructs and manages facilities on behalf of Eastern Energy. Eastern Energy paid TXU Networks a fee of A$75,100,000 (US$48,060,000) for the construction of such assets and A$62,400,000 (US$39,930,000) for the management of such assets in 1998. Global Customer Solutions ("GCS") and Eastern Energy are parties to a services agreement whereby GCS provides certain call center facilities services, meter reading, billing and credit management to Eastern Energy. Eastern Energy paid GCS a fee of A$27,800,000 (US$17,800,000) for such services in 1998. Additionally, on December 31, 1999, Australian Tree Management ("ATM") performed tree trimming and other vegetarian management services on behalf of Eastern Energy. In 1998 Eastern Energy paid ATM A$2,000,000 (US$1,280,000) for such services. In addition, TXUA currently receives certain management, accounting and administrative support services from TXU Australia Services Pty. Ltd. ("TXUS"), an indirect subsidiary of the Company. Services are provided by TXUS at cost. Effective October 1, 1996, TXUA and Eastern Energy



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 10 entered into a Management and Technical Service Agreement for the provisions of management, technical and other services by TXUA to Eastern Energy. Eastern Energy is required to reimburse TXUA for all costs and expenses reasonably incurred in connection with the provision of those services, plus a service fee in an amount equal to 10% of the service costs. Pursuant to this agreement, TXUA may provide these services directly to Eastern Energy or may procure services from Company subsidiaries.

         Eastern Energy and Kinetik Energy entered into an Energy Trading Agreement on September 30, 1999. Under the Energy Trading Agreement, Kinetik Energy is responsible for procurement and supply of electricity for Eastern Energy's customers. In the period until December 31, 1999, Eastern Energy paid Kinetik Energy a fee of A$100,000 (U.S. $64,000) for provision of the energy trading services, in addition to the cost of electricity procured and supplied by Kinetik Energy to Eastern Energy's customers.

         2. TXU Europe. None.

         3. CMG. CMG entered into a Development and Technical Assistance Agreement with Enserch International Services, Inc. ("EIS") on February 1, 1996. Under the contract, EIS provides technical assistance to CMG in its effort to expand its Monterrey natural gas distribution facilities. The services that CMG receives from EIS include technical assistance on matters such as facility construction, development of rate structures, procurement of gas supplies, facility operation and maintenance, law compliance, and personnel training. EIS supplies CMG with the skilled personnel necessary for such technical assistance, including one on-site senior-level manager and one on-site technical field engineer. CMG pays fees to EIS equal to 100% of the salaries, wages, and benefits of all EIS personnel engaged in providing services under the Development and Technical Assistance Agreement. CMG also reimburses EIS for all direct travel and other expenses that EIS incurs and that are associated with its performance under the contract. The Mexican Regulatory Agency ("CRE") mandated that all LDCs secure risk management services for all residential and commercial clients for a minimum five-month period during the winter peaking season (November 1998 -- March 1999). Based on competitive bidding, CMG elected to purchase the risk management service from Enserch Energy Services, Inc. for the winter peaking period .

         4. Comercializadora. Comercializadora presently does not have in place a services, sales or construction agreement with any technical or developmental affiliate of the Company. However, six expatriate employees are currently assigned to the Comercializadora business unit and whose actual costs are charged to Comercializadora. The six expatriates are deployed in Mexico City to facilitate the transition of Comercializadora from a state owned utility to a privately held business. Additionally, other employees from various organizations within the TXU family perform services for SEMSA. In all circumstances, associated costs are charged to SEMSA. CRE mandated that all LDCs secure risk management services for all residential and commercial clients for a minimum five-month period during the winter peaking season (November 1998 - March 1999) up to one year. Based on competitive bidding, Comercializadora elected to purchase the risk management service from Enserch Energy Services, Inc. for the winter peaking period.

         5. Westar. Westar and TXU Networks (a subsidiary of Eastern Energy) entered into a Network Administration Agreement on September 30, 1999. Under the Network



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 11

Administration Agreement, TXU Networks is responsible for maintaining, managing and operating Westar's gas distribution system. For the period ending December 31, 1999, Westar paid TXU Networks a fee of A$3,400,000 (U.S. $2,176,000) for provision of the networks services under this agreement. Westar and Kinetik Energy have entered into a Distribution Tariff Agreement under which Kinetik Energy pays Westar for services provided related to the provision of distribution services to Kinetik Energy's customers. The amount paid for distribution services under this agreement is regulated by the Office of the Regulator General, the authority responsible for regulation of the energy industry in Victoria, Australia.

         6. Kinetik Energy. Kinetik Energy and Eastern Energy entered into an Energy Trading Agreement on September 30, 1999 as described above. Kinetik Energy has also entered into an Administrative Services Agreement for the provision of administrative, corporate and other services to Kinetik Energy by TXU Services Pty. Ltd., a subsidiary of TXU Australia Pty. Ltd.

         7. Nynashamn. None.

         9. TNE. None.

EXHIBIT A. AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH FOREIGN UTILITY COMPANY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IN THE EVENT THAT THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO SYSTEM PUBLIC UTILITY COMPANIES.

         The organizational chart showing the relationship of Eastern Energy, Ltd., TXU Europe Limited, Metrogas, S.A., Compania Mexicana de Gas S.A. de C.V., Comercializadora Metrogas, S.A. de C.V., Westar Pty. Ltd., Kinetik Energy Pty. Ltd., Nynashamn Energi AB, and Teollisuuden Sahkonmyynti Oy. to the Company system public-utility companies is incorporated herein by reference and attached hereto as Exhibit A.

                                    SIGNATURE

         The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                 TEXAS UTILITIES COMPANY


                                 By: /s/ PETER B. TINKHAM
                                    -------------------------------------------
                                          Peter B. Tinkham
                                          Secretary/Assistant Treasurer

Date:    April 30, 2000



ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 12

                                                                      EXHIBIT A

                                                      -----------------------
                                                      Texas Utilities Company
                                                          d/b/a TXU Corp.
                                                              [Texas]
                                                      -----------------------
                                                                 -
                  ----------------------------------------------------------------------------------------------
                  -                     -                     -                       -                        -
          ------------------     ---------------     --------------------     ------------------      -------------------
              TXU Energy         TXU Gas Company     TXU Electric Company     TXU United Kingdom      TXU Finance (No. 2)
          Industries Company         [Texas]               [Texas]             Holdings Company        Holdings Company   --------
               [Texas]              [Utility]             [Utility]               [Delaware]              [Delaware]             -
          ------------------     ---------------     --------------------     ------------------      -------------------        -
                                                                           -                   -
                                                                           -                   -------------------
                  -                                                        -                   -                 -               -
                  -                                 ---------------------------------------------------          -               -
                  -                                 -                                                 -          -               -
                  -                       ----------------------                            -------------------  -               -
                  -                           Lone Star Gas                                 TXU Finance (No. 1)  -               -
                  -                        International, Inc.                               Holdings Company    -               -
                  -                              [Texas]                                        [Delaware]       -               -
                  -                       ----------------------                            -------------------  -               -
                  -                                 -                                                -           -               -
                  -                                 -                                                -           - 85%           -
                  -                                 -                                                -           -               -
                  -                                 -        70%                                     -           -           10% -
                  -                       ----------------------                                     -           -               -
                  -                       Servicio de Energia de                            -------------------  -               -
                  -                         Mexico S.A. de C.V.                              TXU International   -               -
                  -                              [Mexico]                                    Holdings Limited   --               -
                  -                       ----------------------                                    [UK]                         -
                  -                                 -                                       -------------------                  -
                  -                                 -                                                -                           -
                  -                       ----------------------                                     -                           -
                  -                          Comercializadora                                        -                           -
                  -                       Metrogas, S.A. de C.V.                                     -                           -
        ----------------------                  [Mexico]                                             -                           -
        -                  -              ----------------------                                     -                           -
        -                  -                        -                 -                     -                      -             -
        -                  -                        -                 -                     -                      -             -
----------------- --------------------    ------------------  ------------------  ----------------------  ------------------     -
TXU SESCO Company  National Pipeline      TXU Australia (LP)  TXU Australia (LP)  TXU Australia Holdings  TXU Europe Limited     -
     [Texas]            Company             No. 1 Limited       No. 2 Limited         (AGP) Pty. Ltd.            [UK]            -
    [Utility]           [Texas]                  [UK]                [UK]               [Australia]             [FUCO]           -
----------------- --------------------    ------------------  ------------------  ----------------------  ------------------     -
                           -                      -   49.75%          -   49.75%             -      .05%           -     50%     -
                  --------------------            -           ------------------             -            ------------------     -
                   Enserch de Mexico              -             TXU Australia                -                TXU Finance        -
                      S.A. de C.V.                ----------       Holdings      -------------              (No. 2) Limited   ----
                        [Mexico]                                 (Partnership)                                    [UK]
                  --------------------                            [Australia]                             ------------------
                           -                                  ------------------                                   -
                           -                                           -                                           -
                  --------------------                        ------------------                          ------------------
                  Enserch de Monterrey                          TXU Australia                              TXU Acquisitions
                      S.A. de C.V.                            Holdings Pty. Ltd.                                Limited
                        [Mexico]                              ------------------                                 [UK]
                  --------------------                                 -                                  ------------------
                           -       60%                        ------------------                                   -
                  --------------------                          TXU Australia                             ------------------
                   Compania Mexicana                              Pty. Ltd.                                The Energy Group
                  de Gas, S.A. de C.V.                           [Australia]                                    Limited
                        [Mexico]                              ------------------                                 [UK]
                         [FUCO]                                        -                                  ------------------
                  --------------------                      -------------------------------                        -
                                                            -                             -               ------------------
                                                  ---------------------        ----------------------      TXU Europe Group
                                                  TXU (No. 8) Pty. Ltd.        Eastern Energy Limited             plc
                                                       [Australia]                  [Australia]                   [UK]
                                                                                      [FUCO]              ------------------
                                                  ---------------------        ----------------------              -
                                                            -                                                      -
                                                  ---------------------                                    -------------------
                                                  TXU (No. 9) Pty. Ltd.                                            -
                                                        [Australia]                                        -------------------
                                                  ---------------------                                    -  50%            - 81%
                                                            -                                         -----------       ----------
                                                            -                                         Elb Olageti       TXU Nordic
                                                            -                                          Norden AB        Energy Oy
                                                            -                                         -----------         [FUCO]
                                            -------------------------------                                -            ----------
                                            -                             -                           ----------
                                     ----------------         ------------------------                Nynashamn
                                     Westar Pty. Ltd.         Kinetic Energy Pty. Ltd.                Energi AB
                                       [Australia]                   [Australia]                      ----------
                                          [FUCO]                       [FUCO]
                                     ----------------         ------------------------